Exhibit 99.1

Volvo Bus Named Commercial Vehicle of the Year in Finland

STOCKHOLM, Sweden--(BUSINESS WIRE)--Jan. 30, 2007--Volvo's (Nasdaq:VOLV) (STO:VOLVA) (STO:VOLVB) low-entry bus, Volvo 8700 LE, has been named Commercial Vehicle of the Year in Finland. It was selected for the award due to its environmental friendliness and that it is an important component of the new Bus Rapid Transit system in Helsinki.

Each year the transport trade magazine Ajolinja awards the title Commercial Vehicle of the Year in Finland. The most important argument cited in selecting the Volvo 8700 LE for 2006 is that the bus has such low emissions. The bus already today meets the Euro 5 emission standard that does not become effective until 2009. Moreover, Volvo was the first bus manufacturer to deliver diesel buses that meet the Euro 5 standard in Finland.

According to Ajolinja, the Volvo 8700 LE is also a essential part of the Jokeri bus transit system in Helsinki, which has raised a lot of positive publicity. This system has significantly improved cross-city connections in the capital city area.

Jokeri, operated by Concordia Bus Finland, comprises a 30-kilometer bus line. The bus traffic moves smoothly and rapidly as a result of separate bus lanes and that the buses have priority at crossings with traffic signals. Since the buses avoid so many stops, emissions are further reduced.

A GPS system ensures that passengers at the stops can see exactly when the next bus arrives. The Jokeri buses also feature distinctive interior and exterior designs and colors clearly distinguishing them from other buses. According to Ajolinja, Jokeri has become a brand in itself.

The Jokeri Line has 29 low-entry buses in traffic from Volvo. These are 14.7-meter-long bogie buses with capacity for 103 passengers.

The magazine also notes that bus traffic is a highly efficient form of public transit in which many passengers can travel flexibly without the need to invest in much more expensive alternatives such as trams or subways.

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Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Finland Ab
Sakari Sillanpaa, Bus Manager, +358 10 655 7716
or
Per-Martin Johansson, press officer, +46 31 322 52 00
per-martin.johansson@volvo.com